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September 3, 2021

VIA EDGAR

Ms. Stacey Peikin

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 2 to Registration Statement on Form F-1 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated August 13, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to Registration Statement on Form F-1 filed July 16, 2021 (“Amendment No. 1”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”) and certain exhibits via EDGAR to the Commission. The Amendment No. 2 also reflects (i) the inclusion of the Company’s unaudited condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2020 and 2021, and (ii) updates relating to the interim financial results and other recent developments.

To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 2, a marked version showing changes to Amendment No. 1, and one copy of the submitted exhibits.

Resident Partners: Josef S. Athanas Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Simon J. Cooke	Simon M. Hawkins Sungjin Kang Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Benjamin B. R. Carale (New York) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California)	Benjamin P. Su (New York) Richard Watkins (England & Wales) Daying Zhang (New York)

September 3, 2021

The Company plans to seek to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Form F-1/A filed July 16, 2021

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has added the disclosure on the prospectus cover page of Amendment No. 2.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or remain listed on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has added the disclosure on the prospectus cover page and prospectus summary on page 10 of Amendment No. 2.

September 3, 2021

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has added the disclosure on the prospectus cover page and revised the disclosure elsewhere in Amendment No. 2 in the way not to use the terms such as “we” or “our” when describing activities or functions of a VIE.

Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and move the diagram of the company’s corporate structure currently located on page 8 to a place early in the summary and include in the diagram the equity ownership interests of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has moved upward the diagram of the company’s corporate structure to page 6 of Amendment No. 2 in the prospectus summary, included in the diagram the equity ownership interests of each entity and updated the disclosure on pages 6 and 7 of Amendment No. 2.

5. Expand your summary of risk factors to enhance your disclosure of risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the disclosure on pages 9 and 10 of Amendment No. 2.

September 3, 2021

6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permission requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has added the disclosure on page 10 of Amendment No. 2.

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has updated the disclosure on pages 10, 53, 54 and 115 of Amendment No. 2.

8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comment, the Company has updated the disclosure from pages 20 to 22, 84 to 87 and F-107 to F-108 of Amendment No. 2.

9. Disclose in the prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. We note the risk factor disclosure on pages 51-53.

In response to the Staff’s comment, the Company has added the disclosure on page 10 of Amendment No. 2.

September 3, 2021

Risk Factors

Risks Related to Doing Business in China, page 42

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has added the disclosure on page 49 of Amendment No. 2.

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the disclosure on pages 48 and 49 of Amendment No. 2.

* * *

September 3, 2021

If you have any questions regarding the Amendment No. 2, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd Siyuan Wang, Chief Financial Officer, Ucommune International Ltd Felix Yang, Marcum Bernstein & Pinchuk LLP Natalie Verbanac, Marcum LLP